Exhibit 3.2

AMENDMENT TO BY-LAWS OF
BANDAG, INCORPORATED
(Adopted November 11, 2003)

        On November 11, 2003, the Board of Directors of Bandag, Incorporated approved an amendment to Section 6 of Article IV of its By-Laws which deleted the following sentence from such Section 6 of Article IV in its entirety:

“He shall be ex officio a member of all standing committees, other than the Audit Committee and the Management Continuity and Compensation Committee, and shall see that all orders of the Board of Directors and resolutions of the Board of Directors are carried into effect.”